UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report: July 16, 2002

CEMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)



CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 2 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on June 11, 2002, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002, (iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

**Contents**

*References in this report on Form 6-K to "we," "us" or "our" refer to CEMEX and its consolidated subsidiaries.*

1. On July 1, 2002, we issued a press release (attached hereto as exhibit 1) announcing that we had commenced a tender offer for all the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC, for U.S.$35 per share net to the selling shareholders in cash. The offer will expire on July 29, 2002, unless we extend it. Following the tender offer, we expect to complete a second step merger pursuant to which any remaining outstanding PRCC shares, other than those held by us, will be converted into the right to receive U.S.$35 per share in cash. The aggregate value of the transaction is approximately U.S.$250 million, including our assumption of approximately U.S.$70 million of PRCC's net debt. The transaction is conditioned on the tender of a majority of the outstanding shares of PRCC and other customary closing conditions.

PRCC is a Puerto Rico corporation with its principal offices located in Guaynabo, Puerto Rico. PRCC is the leading Puerto Rican cement producer. During 2001, PRCC earned approximately U.S.$2.76 million in net income on approximately U.S.$140.23 million in revenues. In addition to cement and ready-mix concrete, PRCC also produces multi-wall paper bags, polypropylene bags, and hydrated and pebble lime. PRCC also provides equipment financing mostly to block manufacturers, hardware stores, and ready-mix concrete businesses.

PRCC owns one cement plant, one plant dedicated to the production of multi-wall paper bags, and one lime manufacturing plant. All three plants are located in Ponce, Puerto Rico. In addition, at December 31, 2001, PRCC owned 19 ready-mix concrete batching plants located throughout Puerto Rico and a fleet of 230 concrete-mixer trucks.

PRCC's cement plant utilizes the dry process technology and, in terms of clinker, had an U.S. Environmental Protection Agency-authorized production capacity of approximately 1.24 million tons at December 31, 2001. During 2001, PRCC produced approximately 1.05 million tons of clinker, utilizing approximately 85% of its authorized clinker production capacity. At December 31, 2001, the batching plants had an aggregate capacity of approximately 1.6 million cubic yards of concrete.

PRCC sells and distributes cement, both in bulk and in bags, throughout Puerto Rico. Sales are made on a direct basis to independent local distributors, including ready-mix concrete producers, building material dealers, concrete product manufacturers, government agencies, and general and highway contractors.

PRCC estimates that the Puerto Rican cement industry sold approximately 2.04 million tons of cement in 2001. The industry consists of two producers, PRCC and Essroc San Juan, Inc., formerly known as San Juan Cement Company, Inc. During 2001, PRCC estimates that it produced approximately 50% of the total bags of cement sold in Puerto Rico, while Essroc San Juan produced approximately 32.1%. Imports accounted for the remaining bags of cement sold.

In the Puerto Rican ready-mix concrete industry, PRCC is one of the largest producers, and competes with several other large ready-mix concrete companies as well as several small ready-mix concrete operators.

Our acquisition of PRCC is expected to be financed primarily through two promissory notes issued by us to Banco Bilbao Vizcaya Argentaria, S.A. One of these notes has a principal amount of US$180 million, accrues interest at a rate of 2.67% per annum, and is due on January 10, 2003. The other note has a principal amount of US$30 million, accrues interest at a rate of 2.61% per annum, and is due on September 30, 2002.

2. On July 1, 2002, we issued a press release (attached hereto as exhibit 2) announcing that we had commenced a tender offer for all the outstanding shares of Trinidad Cement Limited, or TCL, for TT$7.15 per share (U.S.$1.18 per share, assuming an exchange rate of TT$6.04 per U.S.$1 as of July 1, 2002) inclusive of accrued and unpaid dividends, payable in cash. The offer will expire on August 6, 2002, unless we extend it. Following the tender offer, we expect to complete a second step merger pursuant to which any remaining outstanding TCL shares, other than those held by us, will be converted into the right to receive TT$7.15 per share (U.S.$1.18 per share) in cash. Prior to commencing the tender offer, we already owned approximately 20% of the outstanding shares of TCL. The aggregate value of the transaction is approximately U.S.$413 million, which reflects the tender offer price for 100% of TCL's outstanding, including the 20% already owned by us, plus our assumption of approximately U.S.$104 million of TCL's net debt and U.S.$16 million of minority interest. The transaction is conditioned on the valid tender and receipt during the offer period of TCL shares that will result in us controlling no less than 50.01% of the voting rights of TCL as well as other customary closing conditions.

TCL is a Trinidad and Tobago corporation with its principal offices located in Claxton Bay, Trinidad, and is the leading domestic cement producer in Trinidad and Tobago, Barbados, and Jamaica. During 2001, TCL earned approximately TT$93.02 million (U.S.$15.4 million) on TT$1.05 billion (U.S.$173.84 million) in revenues. In addition to cement and ready-mix concrete, TCL also produces paper sacks and polypropylene single-use slings, devices used for the delivery of bagged cement.

TCL owns three cement plants, one plant dedicated to the production of paper sacks, and one plant that produces polypropylene single-use slings. TCL's cement plants are located in Claxton Bay, Trinidad; Rockfort, Kingston, Jamaica; and St. Lucy, Barbados. The paper sack and sling plants are also located in Trinidad. In addition, TCL owns four ready-mix concrete batching plants located throughout Trinidad.

TCL's Trinidad cement plant utilizes wet process technology; the Jamaica cement plant utilizes both wet and dry process technologies; and the Barbados cement plant utilizes dry process technology. We estimate that these plants have an aggregate installed capacity of approximately 1.85 million metric tons.

TCL estimates that the cement industry in Trinidad and Tobago, Barbados, and Jamaica sold approximately 1.26 million metric tons of cement during 2001. TCL also estimates that it produced approximately 96% of the total cement sold in Trinidad and Tobago; approximately 100% of the total cement sold in Barbados; and approximately 87% of the total cement sold in Jamaica. In addition, a portion of TCL's 2001 sales were made to members of the Caribbean Community, CARICOM, which includes fifteen member states in the Caribbean. TCL estimates that, in total, it sold approximately 1.54 million metric tons of cement during 2001.

In the Trinidad and Tobago ready-mix concrete industry, TCL is one of the largest producers, and competes with several other ready-mix concrete companies. TCL estimates that it sold approximately 239 thousand cubic meters of ready-mix concrete during 2001.

Our acquisition of TCL is expected to be financed using the three-year, €800 million revolving credit facility entered into by and among our Spanish subsidiary, CEMEX España, S.A., formerly known as Compañia Valenciana de Cementos Portland, S.A., and 38 banks on October 29, 2001.

3. On June 27, 2002 we issued a notice (attached hereto as exhibit 3) to the registered holders of our American Depositary Warrants representing our appreciation warrants maturing on December 13, 2002 (the "Old ADWs") regarding anti-dilution adjustments to the terms of the Old ADWs as a result of our June 2002 stock dividend.

4. On June 27, 2002 we issued a notice (attached hereto as exhibit 4) to the registered holders of our American Depositary Warrants representing our appreciation warrants maturing on December 21, 2004 (the "New ADWs") regarding anti-dilution adjustments to the terms of the New ADWs as a result of our June 2002 stock dividend.

5. On June 24, 2002, we issued a press release (attached hereto as exhibit 5) announcing that our Spanish subsidiary, Compañía Valenciana de Cementos Portland, S.A., formally changed its legal name to CEMEX España, S.A.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date: July 16, 2002

By: /s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

**EXHIBIT INDEX**

| EXHIBIT NO. | DESCRIPTION | |
|---|---|---|
| 1 | Press Release, dated July 1, 2002, regarding CEMEX's commencement of tender offer for all the outstanding shares of Puerto Rican Cement Company, Inc. | pg. 7 |
| 2 | Press Release, dated July 1, 2002, regarding CEMEX's commencement of tender offer for all the outstanding shares of Trinidad Cement Limited. | pg. 9 |
| 3 | Notice, dated June 27, 2002, to the registered holders of CEMEX's American Depositary Warrants maturing on December 13, 2002 regarding anti-dilution adjustments. | pg. 11 |
| 4 | Notice, dated June 27, 2002, to the registered holders of CEMEX's American Depositary Warrants maturing on December 21, 2004 regarding anti-dilution adjustments. | pg. 12 |
| 5 | Press Release, dated June 24, 2002, regarding CEMEX's Spanish subsidiary changing its name to CEMEX España, S.A. | pg. 13 |

Exhibit 1

CEMEX
Building the future



Press releases



**CEMEX launches tender offer to acquire all outstanding shares of Puerto Rican Cement Company**

Monterrey, Mexico, and San Juan, Puerto Rico, July 1, 2002.- CEMEX, S.A. de C.V. ("CEMEX", NYSE: CX), through its subsidiary, Tricem Acquisition, Corp. ("Tricem"), announced today the launch of a tender offer to acquire all outstanding shares of Puerto Rican Cement Company ("PRCC", NYSE: PRN) for US$35 per share net to the selling holders in cash. The offer will expire on Monday, July 29th, 2002 at12:00 midnight, New York time, unless the offer is extended.

As previously announced, CEMEX has entered into a definitive agreement with PRCC for CEMEX to launch a tender offer for all outstanding shares of PRCC. This transaction was unanimously approved by all of the directors present at meetings of the boards of both PRCC and Tricem, and is subject to the tender of a majority of the outstanding shares of PRCC, regulatory approvals, and other customary closing conditions.

Goldman, Sachs & Co. is acting as financial advisor to CEMEX. UBS Warburg, LLC is acting as financial advisor and is providing a fairness opinion regarding the transaction, for PRCC.

Copies of the tender offer can be obtained from Georgeson Shareholder Communications Inc., the information agent for the tender offer, at 1-800-616-5497. A copy of the tender offer will be filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a copy of these documents filed by CEMEX with the commission at www.sec.gov.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

*This press release is for informational purposes only. The solicitation of offers to buy PRCC shares will only be made pursuant to the offer to purchase and related materials that Tricem will file and will send to PRCC shareholders. This communication shall not constitute a solicitation of an offer to purchase in any jurisdiction in which such offer, solicitation or sale would be unlawful.*

**Media Relations**
Daniel Pérez Whitaker
(52 81) 8152-2747
daniel_pw@cemex.com

**Investor Relations**
Abraham Rodríguez
(52 81) 8328-3631

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arodriguez@cemex.com

**Analysts Relations**
José Antonio González
(212) 317-6008
josegonzalez@cemex.com

Exhibit Z

CEMEX
Building the future



# Press releases



**CEMEX launches tender offer to acquire all outstanding shares of Trinidad Cement Limited**

Monterrey, Mexico, and Port of Spain, Trinidad, W.I., July 1, 2002.- CEMEX S.A. de C.V. ("CEMEX", NYSE: CX), through its wholly owned indirect subsidiary, Cetacea Investments Limited ("Cetacea"), announced today that on July 1, 2002, it is launching a public tender offer to acquire 249,765,136 issued and fully paid ordinary shares, with no par value, of Trinidad Cement Limited ("TCL"). The offer to purchase represents a bid for 100% of the total issued share capital of TCL, and is subject to several conditions, including the valid tender and receipt (not, where permitted, withdrawn) during the offer period of TCL shares that will result in Cetacea holding TCL shares carrying no less than 50.01% of TCL's voting rights; the amendment of TCL's Articles to remove a provision that limits a person's right to have an interest in TCL shares or to control voting rights of the company in an amount that exceeds 20%; and Cetacea obtaining a Foreign Investment License from the Ministry of Finance. If any condition of the offer is not met, CEMEX reserves the right to withdraw the offer.

As previously announced by CEMEX, the offer price will be TT$ 7.15 per share, inclusive of accrued and unpaid dividends, payable in cash. The offer will expire at 3:00 pm, Port of Spain time, on August 6th, 2002, unless extended by Cetacea.

CEMEX, through Sierra, is a registered holder of 49,953,027 TCL shares and with 20% ownership, is the company's single largest shareholder.

For additional information, please see the CEMEX press release dated June 24, 2002 available at CEMEX's website www.cemex.com. Copies of the Offer and Take-Over Bid Circular can be obtained from the offices of the broker: Peter Clark, West Indies Stock Brokers Limited ("WISE"), 23A Chacon Street, Port of Spain, Trinidad. Tel: (868) 623-4861/ 625-9473 / 625-4010 Fax: (868) 627-5002 / 2128 E-mail: wiseltd@tstt.net.tt. Copies can also be obtained from the offices of the paying agent: First Citizens Trust & Merchant Bank Limited ("FCB"), 50 St. Vincent Street, 3rd floor, Port of Spain, Trinidad, and all branches of FCB throughout Trinidad and Tobago. Tel: (868) 623-9091/7, 625-8115/8. Fax: (868) 627-3370, 625-2349. E-mail: enquiry@firstcitizenstt.com.

A copy of the Offer and Take-Over Bid Circular has also been filed with the Trinidad and Tobago Securities and Exchange Commission.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

*This press release is for informational purposes only. The solicitation of offers to buy TCL shares will only be made pursuant to the offer to purchase and related materials that Cetacea will file and will send to TCL shareholders. This communication shall not constitute a solicitation of an offer to purchase in any jurisdiction in which such offer, solicitation or sale would be unlawful.*

*This press release contains forward-looking statements concerning the financial condition, results of operations and business of CEMEX and the proposed acquisition of TCL. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would" or similar expressions. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere.*

**Media Relations**
Daniel Pérez Whitaker
(52 81) 8152-2747
daniel_pw@cemex.com

**Investor Relations**
Abraham Rodríguez
(52 81) 8328-3631
arodriguez@cemex.com

**Analysts Relations**
José Antonio González
(212) 317-6008
josegonzalez@cemex.com

Exhibit 3

**CEMEX, S.A. de C.V.**
**AVE. CONSTITUCIÓN 444 PTE.**
**MONTERREY, N.L. MEXICO 64000**

June 27, 2002

BY FIRST CLASS MAIL

**NOTICE TO REGISTERED HOLDERS OF**
**CEMEX, S.A. de C.V.**
**AMERICAN DEPOSITARY WARRANTS**
**MATURING ON DECEMBER 13, 2002**
**(CUSIP No. 151290871; NYSE: "CX.WS")**

**(EACH AMERICAN DEPOSITARY WARRANT REPRESENTS**
**FIVE APPRECIATION WARRANTS)**

This notice is being provided to the registered holders of CEMEX, S.A. de C.V. ("CEMEX") American Depositary Warrants ("ADWs") in accordance with Section IV.12 of the Warrant Deposit Agreement under and pursuant to which the ADWs were issued upon deposit of the appreciation warrants maturing on December 13, 2002 issued by CEMEX.

As a result of anti-dilution adjustments resulting from the receipt, following CEMEX's 2001 Annual General Meeting of Stockholders, by holders of CEMEX's CPOs of a stock dividend of additional CPOs at a discount, the terms of the appreciation warrants have been adjusted effective as of June 4, 2002 (the "Effective Date"), in accordance with the terms of the warrant deed and the regulations of the Mexican Stock Exchange, as follows:

| | Before Adjustment | After Adjustment |
|---|---|---|
| Strike price ........................................................ | U.S.$5.701508 | **U.S.$5.482035** |
| Triggering level through December 12, 2002 .............................. | U.S.$7.356784 | **U.S.$7.073594** |
| Each appreciation warrant is entitled to the Appreciation Value related to ........ | 1.087431 CPOs | **1.130966 CPOs** |

As a result of these adjustments, effective as of the Effective Date, each appreciation warrant will entitle the holder to receive the number of CPOs equal to the Appreciation Value, if any, related to **1.130966 CPOs**. From and after the Effective Date, each ADW will entitle the holder to receive the number of ADSs equal to the Appreciation Value, if any, related to **5.654830 CPOs** (as each ADW represents five appreciation warrants). Also, from and after the Effective Date, the Appreciation Value, if any, of one appreciation warrant (which then relates to **1.130966 CPOs** instead of one CPO) will equal one of the following:

- **U.S.$1.799999**, if the average price of one CPO equals or exceeds **U.S.$7.073594** in the period from the Effective Date through December 12, 2002.
- **1.130966** multiplied by the difference between the average price of one CPO at maturity and **U.S.$5.482035**, the strike price, on December 13, 2002, the maturity date.

APPRECIATION VALUE WILL BE DISTRIBUTED ONLY IN CPOs TO APPRECIATION WARRANT HOLDERS AND ONLY IN ADSs TO ADW HOLDERS. NO FRACTIONAL CPOs OR ADSs WILL BE DISTRIBUTED; INSTEAD, CASH PAYMENTS WILL BE MADE IN RESPECT OF SUCH FRACTIONAL CPOs OR ADSs.

If you have any questions about the foregoing, please call Abraham Rodríguez at 011-528-328-3631.

Exhibit 4

CEMEX, S.A. de C.V.
AVE. CONSTITUCIÓN 444 PTE.
MONTERREY, N.L. MEXICO 64000

June 27, 2002

BY FIRST CLASS MAIL

**NOTICE TO REGISTERED HOLDERS OF**
**CEMEX, S.A. de C.V.**
**AMERICAN DEPOSITARY WARRANTS**
**MATURING ON DECEMBER 21, 2004**
**(CUSIP No. 151290863; NYSE: "CX.WSB")**

**(EACH AMERICAN DEPOSITARY WARRANT REPRESENTS FIVE APPRECIATION WARRANTS)**

This notice is being provided to the registered holders of CEMEX, S.A. de C.V. ("CEMEX") American Depositary Warrants ("ADWs") in accordance with Section IV.12 of the Warrant Deposit Agreement under and pursuant to which the ADWs were issued upon deposit of the appreciation warrants maturing on December 21, 2004 issued by CEMEX.

As a result of anti-dilution adjustments resulting from the receipt, following CEMEX's 2001 Annual General Meeting of Stockholders, by holders of CEMEX's CPOs of a stock dividend of additional CPOs at a discount, the terms of the appreciation warrants have been adjusted effective as of June 4, 2002 (the "Effective Date"), in accordance with the terms of the warrant deed and the regulations of the Mexican Stock Exchange, as follows:

| | Before Adjustment | After Adjustment |
|---|---|---|
| Strike price ........................................................ | U.S.$6.00 | **U.S.$5.769037** |
| Triggering level ........................................................ | U.S.$8.00 | **U.S.$7.692050** |
| Each appreciation warrant is entitled to the Appreciation Value related to ...... | 1.00 CPO | **1.040035 CPOs** |

As a result of these adjustments, effective as of the Effective Date, each appreciation warrant will entitle the holder to receive the number of CPOs equal to the Appreciation Value, if any, related to **1.040035 CPOs**. From and after the Effective Date, each ADW will entitle the holder to receive the number of ADSs equal to the Appreciation Value, if any, related to **5.200175 CPOs** (as each ADW represents five appreciation warrants). Also, from and after the Effective Date, the Appreciation Value, if any, of one appreciation warrant (which then relates to **1.040035 CPOs** instead of one CPO) will equal one of the following:

- **U.S.$2.00**, if the average price of one CPO equals or exceeds **U.S.$7.692050** in the period from the Effective Date through December 21, 2004, the maturity date.
- **1.040035** multiplied by the difference between the average price of one CPO at maturity and **U.S.$5.769037**, the strike price, on December 21, 2004, the maturity date.

APPRECIATION VALUE WILL BE DISTRIBUTED ONLY IN CPOs TO APPRECIATION WARRANT HOLDERS AND ONLY IN ADSs TO ADW HOLDERS. NO FRACTIONAL CPOs OR ADSs WILL BE DISTRIBUTED; INSTEAD, CASH PAYMENTS WILL BE MADE IN RESPECT OF SUCH FRACTIONAL CPOs OR ADSs.

If you have any questions about the foregoing, please call Abraham Rodríguez at 011-528-328-3631.

Exhibit 5

CEMEX
Building the future



# Press releases



**CEMEX subsidiary in Spain changes its name to CEMEX España**

- CEMEX consolidates its global corporate branding strategy

Monterrey, México, June 24, 2002 - CEMEX S.A. de C.V. (NYSE: CX) announced today that the legal name of its Spanish subsidiary, formerly known as Compañía Valencia de Cementos Pórtland S.A., changes to CEMEX España S.A. The Board of Directors approved this decision during Compañía Valencia de Cementos Pórtland S.A. shareholders meeting, held today.

Along with the new legal name, CEMEX España will have a renewed graphic identity, including its logo.

This decision coincides with CEMEX's tenth anniversary in Spain, and it is the completion of a three-year long corporate identity strategy to integrate all of its global operations under the same brand, as well as to foster a common culture among its employees all over the world.

CEMEX España has been part of CEMEX's global network since 1992, and it has distinguished itself for its continued leadership in the cement, ready-mix concrete and mortar production and marketing business within the Spanish market. Its leadership is due to the company's sustained investment in the most advanced production and information technologies, which allows it to offer the best products and services to its clients, and to its unwavering commitment to social responsibility and the well being of its neighboring communities.

In Spain, the company's products reach 70% of the domestic market, and it has eight cement factories, 80 ready-mix concrete plants, nine mortar operations, 15 gravel quarries, and two milling facilities. CEMEX España also exports part of its production through the 26 maritime terminals that it owns.

CEMEX España subsidiaries Hormicemex and Aricemex will maintain their legal names, but will modify the logos and graphic identity in their three business units: concrete, aggregates, and ready-mix concrete products. As of today, these three business units will be known as CEMEX Hormigón, CEMEX Morteros and CEMEX Áridos.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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